Form 3
                     Initial Statement of Beneficial Ownership of Securities
Reporting Person:            Wagner, John C.
                             1204 Vine Place
                             West Bend, Wisconsin 53095
Date of Event
Requiring Statement:         March 25, 1998
Issuer Name and
Ticker or Trading Symbol:    The Ziegler Companies, Inc. ("ZCO")
Relationship of
Reporting Person
to Issuer:                   Executive Officer
Title of Security:           Common Stock
Amount of Securities
Beneficially Owned:          3,110
Ownership Form:              Direct
Title of Derivative
Security:                    Common Stock (1)
Date Exercisable:            06-01-97
Expiration Date:             05-31-99
Title of Securities
Underlying Derivative
Security:                    Common Stock
Amount of Securities
Underlying Derivative
Security:                    1,150
Conversion or
Exercise Price of
Derivative Security:         *
Ownership Form of
Derivative Security:         Direct
(1) Options granted under Issuer's 1989 Employee Stock Purchase Plan, available to substantially all employees of Issuer who have been employed for two years at the option grant date.
*      85% of market price of Issuer's Common Stock at time of exercise.